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                                                                      Exhibit 12

                      PUBLIC SERVICE COMPANY OF COLORADO
                               AND SUBSIDIARIES

                 COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS
                         TO CONSOLIDATED FIXED CHARGES

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


                                               Three Months                          Year Ended December 31,
                                                  Ended     ------------------------------------------------------------------
                                                March 31,
                                                  1999         1998          1997          1996          1995          1994
                                              ----------    ----------    ----------    ----------    ----------    ----------
                                                                           (Thousands of Dollars, except ratios)
Fixed charges:
Interest on long-term debt                    $   28,800    $  115,808    $  114,460    $   92,205    $   85,832    $   89,005
Dividends on PSCo obligated
     mandatorily redeemable preferred
     securities                                    3,800         9,711             -             -             -             -
Interest on borrowings against
      COLI contracts                              13,704        51,664        46,082        40,160        34,717        29,786
Other interest                                     5,220        20,849        24,117        17,238        23,392        14,235
Amortization of debt discount and
      expense less premium                         1,083         4,274         3,987         3,621         3,278         3,126
 Interest component of rental expense              2,339         8,233         9,012        10,649         6,729         6,888
                                              ----------    ----------    ----------    ----------    ----------    ----------
  Total                                       $   54,946    $  210,539    $  197,658    $  163,873    $  153,948    $  143,040
                                              ==========    ==========    ==========    ==========    ==========    ==========

Earnings (before fixed charges and
taxes on income):
  Net income                                  $   65,939    $  200,103    $  204,042    $  190,346    $  178,856    $  170,269
  Fixed charges as above                          54,946       210,539       197,658       163,873       153,948       143,040
  Provisions for Federal and state
      taxes on income, net of invest-
     ment tax credit amortization                 29,214       101,494        90,813        96,331        95,357        48,500
                                              ----------    ----------    ----------    ----------    ----------    ----------

  Total                                       $  150,099    $  512,136    $  492,513    $  450,550    $  428,161    $  361,809
                                              ==========    ==========    ==========    ==========    ==========    ==========

Ratio of earnings to fixed charges                  2.73          2.43          2.49          2.75          2.78          2.53
                                              ==========    ==========    ==========    ==========    ==========    ==========
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